UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
333-85306

CUSIP NUMBER
744674201

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Puda Coal, Inc.
Full Name of Registrant

Purezza Group, Inc.
Former Name if Applicable

426 Xuefu Street, Taiyuan
Address of Principal Executive Office (Street and Number)

Shanxi Province, The People’s Republic of China, 030006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete its financial statements for the fiscal quarter ended March 31, 2007 by the prescribed due date without unreasonable effort and expense, due to the extensive period of time required for amending filings related to Form SB-2 and the related delay in developing data for, and completing review of, the financial statements. As a result, the Registrant is seeking the extension provided by filing this Form 12b-25 in order to allow it more time to complete the financial statements. The Registrant expects that the financial statements will be completed in time for the Registrant to file its Form 10-Q for the fiscal quarter ended March 31, 2007 prior to the reporting deadline provided by such extension. No auditors' statements or other exhibits required by rule 12b-25(c) is applicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wenwei Tian	86-0351	228-1302
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that the sales revenue, operating income and net income will have increased in the three months ended March 31, 2007 as compared to the same data in the three months ended March 31, 2006. Such increases were primarily caused by entering into operation of two coal washing facilitites in December 2005 and March 2006, respectively. For the reasons stated in Part III, a reasonable estimate of the quantitative operation results of the Registrant cannot be accurately made as of this date.

Puda Coal, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/Zhao Ming Zhao Ming Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).